           As filed with the Securities and Exchange Commission on
                           March 31, 2000 Reg. No. 0

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          __________________________

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                   TSET, Inc.
                                   ----------
                 (Name of Small Business Issuer in its charter)


           Nevada                                               870440410
-------------------------------                             -----------------
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                             identification No.)


333 South State Street,  PMB 111,  Lake Oswego, Oregon              97034
-----------------------------------------------------------------------------
(Address of principal executive offices)                            (Zip code)

Registrant's telephone number:     (888) 298-1270


Securities registered pursuant to Section 12(b) of the Act:   None



Securities registered pursuant to Section 12(g) of the Act:

                    Common Shares, $.001 par value per share

                                    Part I.

ITEM 1.   Description of Business

(a)  Business Development

     TSET, Inc., "the Company", (formerly Technology Selection, Inc.), is a Nevada Corporation organized on September 17, 1980, as Penguin Petroleum, Inc., in the state of Utah. Stockholders approved a name change on October 6, 1982, to Petroleum Corporation of America, Inc. On December 29, 1996, the stockholders approved a reorganization whereby they exchanged their stock on a one for one basis with Technology Selection, Inc., a Nevada Corporation. The Company has never achieved operating revenues. TSI's shares began trading on the over-the-counter bulletin board exchange on August 28, 1996 under the symbol "TSET." On November 19, 1998, TSI changed its name to TSET, Inc.

(b)  Business of Registrant

     Located in Lake Oswego, Oregon, the Company's business is to seek out select business opportunities among a wide range of prospects both domestically and internationally whereby the Company will act either for its own account or as a facilitator for other entities whom the Company has a business relationship. Thus TSET may participate in a transaction by becoming directly involved by investing in a prospect or TSET may play an indirect role by matching a prospects product or service with that of another Company and form a business relationship between the Companies.

     The Company does not restrict its search for business opportunities to any specific business, industry, or geographical location, thus the Company may participate in a business venture of virtually any kind or nature. Most recently the Company has reviewed opportunities in healthcare - medical devices, environmental, telecommunications, entertainment and sports apparel areas.
Some of these opportunities are discussed below.

     The main goal of the Company's business strategy is acquire interests or participate in opportunities that will increase shareholder value through increased asset base and income. To help in achieving its goal of increasing shareholder value, the Company will emphasize investment or acquisition in businesses that have competent and professional management in place.

     Important Events and Press Releases
     -----------------------------------

     In its search for business opportunities, certain significant relationships have been created and are summarized below.

     1.  Computerized Thermal Imaging, Inc.  The Company enjoys an important
         ----------------------------------
marketing relationship with Computer Thermal Imaging ("CTI", OTCBB: COII), which the Company believes these is significant financial potential. On

November 19, 1998, the Company entered into a Marketing Agreement with CTI, which was subsequently amended on September 1, 1999 (collectively, the "Marketing Agreement"). The Marketing Agreement provides that the Company will use its best efforts and marketing resources to actively market the CTI Systems in global markets. CTI, at its own expense, is obligated to provide the Company with sales materials and marketing and technical assistance in order to facilitate the placement of the CTI Systems.

     The non-exclusive marketing rights for the CTI Systems held by the Company became exclusive for a one-year period following September 1, 1999, whereby the Company has exclusive marketing rights in all countries of the Middle East, Mexico, Morocco, and Indonesia. After the Company has effected sales of the CTI Systems in the aggregate cumulative amount of U.S.$4,000,000 or more, the Company's exclusive marketing rights will be extended for another one-year period and include all countries of Central and South America. After the Company has effected sales of the CTI Systems in the aggregate cumulative amount of U.S.$10,000,000 or more, the Company's exclusive marketing rights will be further extended for another one-year period and include all countries of Europe. These exclusivity periods will be renewed for additional successive one-year periods for so long as the Company annually achieves the sales milestones described above.

     The Company will be compensated for sales of the CTI Systems under a commission fee structure at the rate of 25% of the gross proceeds thereof and, in connection with the first twenty-five CTI Systems only, the Company will receive shares of CTI's common stock calculated according to a formula set forth in the Marketing Agreement. The Company is exercising its marketing rights and is currently actively seeking to place CTI Systems in the above-mentioned markets. To date there have been no placements.

     2.  Acquisition of the "Electricity Management Unit."
         ----------------- ----------------------------------

     On August 31, 1999, the Company held a special meeting of the Board of Directors of TSET in which the acquisition was authorized, in exchange for 100,000 shares of the Company's common stock, of patent and intellectual property rights relating to a technology and device known as the "Intelligent Utility Meter System". The transaction has been valued at $0.50 per share or $50,000. The patents and related technology value of $50,000 have been capitalized and are reflected as other assets in the accompanying balance sheet. The Company acquired this device from M&M Associates. The Company issued the 100,000 shares of common stock to the twelve participants in M&M Associates in consideration for the patents and all other rights of the "Intelligent Utility Meter System".

     The actual device, to be further developed and refined, will be known as the "Electricity Management Unit" (the "EMU"). M&M Associates will receive a 10% royalty on the net profits realized by the Company upon sales of the EMU in California and Nevada, and a 1% royalty on the net profits of EMU sales globally.

     The EMU is a low-cost, multifunctional device that provides a means of processing the full spectrum of data and information contained or encoded on the power line that delivers electrical power to consumers. The EMU measures "real" power over a thousand times per second, computes kilowatts, power factor, demand and, as a qualified revenue device coupled with a "smart card" information gathering and retrieval software system, can compute the cost of power consumed depending upon the time of day; accept prepayment and maintain account balances; detect and report the occurrence and duration of power outages and voltage excursions; and, through "smart card" technology, can be read remotely, thus eliminating on-foot data collection and providing greater accuracy's and efficiencies in accounting, billing, collection, and cash management. The Company believes that the EMU could, in time, be a viable replacement for the mechanical watt-hour device currently used to measure electricity usage, and could be particularly valuable in those countries in which electricity is rationed or can be sold on a pre-paid basis due to its ability to track data. The EMU is still in the development stage and will require some further investment and development to become a commercially producible device.

     3.   Agreement to Acquire Comprehensive Medical Services, LLC.
          On September 9,
          ------------------------------------------------------
1999, the Company announced the acquisition of Comprehensive Medical Services, LLC ("CMS") in exchange for shares of the Company's common stock. To date this acquisition has not been finalized, however, both companies intent to continue moving toward consummating the agreement.

     CMS is a management company concentrating in the latest medical practices relating to the treatment of cancer utilizing technologies approved by the Food and Drug Administration (the "FDA") and reimbursable under Medicare. Such technologies include early screening tests to determine the presence of anti-malignin antibodies in the blood, tests are highly accurate in detecting cancers within weeks of the onset of the disease. In addition, CMS manages medical practices utilizing ultrasound and microwave hyperthermia in conjunction with radiation therapy in treating superficial cancers (e.g., breast, prostate, head, neck, and lung cancers, up to 8 centimeters in depth). This combination therapy is recognized as the fourth accepted modality in the treatment of cancer, is FDA approved and Medicare reimbursable, and is two to three times more effective than radiation therapy alone. Hyperthermia is considered to be a non-invasive and non-toxic therapy and not harmful to healthy tissues.

     TSET's management feels that CMS would augment the Company's relationship with CTI, through utilizing the CTI Systems in connection with CMS's cancer diagnostic and treatment technologies. Moreover, the above-mentioned blood screening test may be valuable as a secondary validation of the early detection of superficial cancers, which were detected using CTI Systems.

     4.   Acquisition of Atomic Soccer USA, Ltd.  On December 9, 1999, the
          --------------------------------------
Company signed a letter of intent containing the main terms of the acquisition
of Atomic Soccer USA, Ltd. ("Atomic").   The final document calls for TSET to
receive 100% of Atomic's common shares in exchange for 1,000,000 common shares of TSET. The closing date has not been determined yet.

     The acquisition agreement calls for Atomic Soccer's executive management team to remain in place with a TSET representative serving as chairman of Atomic Soccer's board. TSET will also assist in providing further working capital for Atomic Soccer to develop and expand U.S. market for its sports apparel and recognition of its brand names.

     Atomic, with headquarters in Madison, Wisconsin, makes and distributes soccer uniforms under the "Atomic" label, and basketball, volleyball, lacrosse, and hockey uniforms under the "BAHR" label. Atomic's sports apparel is sold to catalog companies, team sporting goods dealers, and screen printers, which in turn sell such apparel primarily to schools and recreational athletes. Atomic seeks to provide a high quality product at reasonable prices and, to accomplish these goals, designs its own products, uses some of the same fabrics as are used by larger brand names, and carefully monitors cost and quality.

     Atomic has been in business since 1996. Sales of sports apparel under the "Atomic" and "BAHR" labels were approximately $297,000 in 1997, approximately $550,000 in 1998; and is estimating sales an increase in 1999 to approximately $850,000. A majority of Atomic's product line is sold through independent sales representatives. The "Atomic" line product line are sold in 17 states, with an estimated 10-15% market penetration in those states; The "BAHR" line products are currently sold in 5 states, with an estimated 5-10% market penetration therein.

     5.   BioPulse International, Inc. Joint Study Agreement  On December 9,
          --------------------------------------------------
1999, the Company signed a letter of intent "LOI" with BioPulse International, Inc. ("BioPulse") to jointly perform a study and evaluation (the "Joint Study") to determine, among other things, whether a business opportunity exists in The Peoples' Republic of China for BioPulse's cancer treatment modality known as "insulin-induced hypoglycemic therapy" (the "Therapy"). A final agreement has not been executed to date.

     Under the LOI BioPulse will bear all costs of preparing the Joint Study, and the Company will receive a consulting fee of $2,500.00 for each day in which the Company provides services relating to the Joint Study. The Company feels that BioPulse selected TSET to participate in the Joint Study in order to gain access to certain relationships established by the Company through the support services, including development related and marketing related support services it provided in The Peoples' Republic of China in behalf of and in cooperation with its client Computer Thermal Imaging. The Company and BioPulse have not yet established a commencement date for the Joint Study.

     The "insulin-induced hypoglycemic therapy" (the "Therapy") utilizes the intravenous introduction of insulin in order to substantially lower blood sugar levels, thereby inducing a carefully-supervised hypoglycemic condition which specifically targets and destroys cancer cells, while leaving healthy cells unharmed, all with no adverse side effects. Although insulin therapies have been used for many years to treat other medical conditions, use of the Therapy for the treatment of cancer has heretofore been limited. BioPulse's use of the Therapy, together with a comprehensive detoxification and fortification program and nutritional and lifestyle education, creates an integrated, "systemic" approach to the treatment of cancer which BioPulse and the Company believe is reliable and effective and of significant merit and value.

     The Joint Study, when started, will recognize the importance of reliable and effective cancer therapies and treatments as a matter of public health policy. The Joint Study will also involve an examination of the Chinese legal and regulatory environment relating to cancer therapies, practices, and procedures and the means by which any approvals required for the deployment of the Therapy in The Peoples' Republic of China may be obtained.

     6.   Acquisition of "Electron Wind Generator" Technology.  On December
          -------------------------------------------------------
27, 1999, the Company signed a letter of intent ("LOI") to acquire certain rights to a technology known as the "electron wind generator" ("EWG"). These rights are owned by High Voltage Integrated, LLC ("HVI"), a research and development company having headquarters in Bellevue, Washington. Final terms have been reached with a closing date yet to be determined.

     High Voltage Integrated, LLC ("HVI") is a research and development company responsible for the patent-pending technology known as the "Electron Wind Generator". The Electron Wind Generator is an air movement and purification device. Testing, performed by the Department of Energy has shown the device safely and efficiently removes particulate material and even pathogens from the air silently and effectively. This highly versatile technology has multiple uses, and can be embodied in a silent, wholly scalable, non-vibrating, energy-efficient device with no moving parts. This technology is easily adaptable to existing infrastructure, hardware, and HVAC and other ducting, and is capable of deployment in a wide range of applications. The parties have defined core areas in which to concentrate their initial focus, consisting primarily of medical equipment, automotive, hotel, home, hospital/clinic and certain other applications.

     The LOI calls for the formation of a new entity, "Electron Wind Technologies, Inc." ("EWT"). EWT will be the operating entity for further development, licensing, and deployment of the electron wind generator technology. TSET will acquire 100% of EWT's shares in exchange for 2,000,000 shares of TSET's common stock, and will be represented on EWT's board of directors. HVI's current management team will assume day-to-day operational control over EWT. HVI and its principals will transfer to EWT all patent and other intellectual property rights relating to the electron wind generator technology (including rights covering all improvements and derivatives). TSET will also provide initial working capital for EWT and business development activities in global markets.

     Industry and Competition
     ------------------------

     There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. Subject to any significant enhancement in resources the Company will remain an insignificant participant among the firms, which engage in the acquisition of business opportunities and will continue to be at a significant competitive disadvantage compared to the Company's competitors.

     Acquisition and Investment Strategy
     -----------------------------------

     Since the Company's business strategy is acquire interests or participate in opportunities that will increase shareholder value, acquiring companies will play a significant part in the growth of the Company. To that end, the Company has set some broad guidelines on which to follow when acquiring a business opportunity. Presently the Company is introduced to numerous business and investment opportunities on a regular basis by the Company's stockholders, third parties and management.

     A key factor the Company requires in a candidate is competent management. The Company will consider opportunities as favorable if there is already an ongoing business in place, if the product is an early development stage product, are there revenues and will there be a cross-benefit from joining respective management teams.

     The Company relies principally on the services of its CEO, Mr. Jeffrey D. Wilson.

     Working Capital
     ---------------

     The Company has in the past successfully relied on private placements of common stock securities and the exercise of common warrants in order to sustain operations. Thought there is no guarantee that future funds other than from operations will be available, it is anticipated that these same financing methods can be utilized on an as needed basis for any future cash needs.

ITEM 2.   Management Discussion and Analysis of Plan of Operation

Plan of Operations
------------------

     The primary short-term objective of the Company is to identify business opportunities of interest which will enable the Company to increase its asset base and stockholder value that meet the Company's general acquisition and investment criteria or otherwise present situations which management believes warrant further exploration. The Company will always be receptive to evaluating legitimate and meritorious business opportunities, regardless of the type of business they fall within.

     Over the next 12 months, the Company intends to concentrate its attention on entering into definitive agreements relating to the transactions announced in 1999 with CMS, Atomic, and regarding acquisition of the EWG, as well as continuing its market development support of CTI and for the EMU, and then implementing the terms thereof. (See "Item 1 -- Business of the Company: and Important Events.") The Company will also continue to evaluate new acquisition and investment opportunities presented to it, which appear to satisfy the Company's acquisition and investment criteria or otherwise present situations which management believes warrant further exploration.

     In the near-term (the next 12-36 months), the Company intends to concentrate on the further growth, development, and enhancement of the foregoing transactions, all with a view to maximizing the value of the relationships developed and the business opportunity thus acquired and compounding the income-earning potential therefrom and the Company's asset base for capital gains purposes. The Company also intends to address executive and director compensation and benefits issues so that the Company will be able to hire and retain additional management and staff, as needed or as the Company's resources will permit.

     In the long-term (the next 36-60 months), the Company will seek the enhancement of stockholder values by further compounding the Company's assets and value through targeted investment, acquisition, merger, capital gains, and current income from businesses included in the Company's portfolio. As needed, the Company will consider hiring additional management and staff resources. During this period, as required by the terms of the transactions described herein under the caption "Significant Relationships and Important Events" or as otherwise deemed advisable by the parties thereto, the Company may consider effecting a spin-off of these acquisitions into their own public vehicle, with the Company or its nominees to retain an appropriate continuing ownership interest therein

Results of Operations

     Operating expenses for June 30, 1999 year-end of $351,946 increased $333,967 over June 30, 1998 operating expenses of $17,978. The increase is attributable to the Company expensing 900,000 shares of the Company's common stock, which were issued to The Pangaea Group, LLC. as part of a management agreement with Pangaea. Operating expenses for the six month period ending December 31, 1999 shows a decrease in expense resulting from the management expenses incurred in the prior year.

     Net cash (used) in Operating Activities for the years ended June 30, 1999 and 1998 was ($10,524) and ($16,832) respectively. For the six-month period ended December 31, 1999 the net cash used in operations was ($470).

     Net cash provided by financing activities for the years ended June 30, 1999 and 1998 was $7,297 and $19,619 respectively. For the six-month period ended December 31, 1999 the net cash used in operations was $491.

     The net loss from operations for the Company increased $333,842 for the twelve months ending June 30,1999 to ($351,674) from ($17,832) for the twelve months ending June 30, 1998.

Year 2000 Issue
---------------

     The Company experienced no impact as a result of the year 2000 issue on its business and does not expect the amounts, if any, to be expenses to be material. No such costs have been expensed to date, since the Company's PC's are all 2000 compliant.

     The Company has communicated with its significant vendors and customers to determine the extent that year 2000 compliance issues of such parties may effect the Company. At this time, the Company believes there will be no disruption in business due to its customers' or vendors' year 2000 readiness. The Company has not established a contingency plan. There can be no guarantee that the systems of such other companies will be timely converted without a material adverse effect on the Company's business, financial condition or results of operations.

Item 3.   Description of Property

     The Company's offices are located at 333 South State Street, PMB 111,
Lake Oswego, Oregon, 97034. The Company currently subleases office premises and equipment in Lake Oswego, Oregon from Computer Thermal Imaging for $1,200 per year, which sublease is automatically renewable for successive 12-month periods.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information as of the date of this Registration Statement regarding certain Ownership of the Company's outstanding Common Stock by all officers and directors individually, all officers and directors as a group, and all beneficial owners of more than five percent of the common stock.



Name and Address             Shares Owned Beneficially(1)   Percent of Class
----------------             ----------------------------   ----------------

Jeffrey D. Wilson
333 South State Street                          1,000,000               3.98%
PMB 111
Lake Oswego, OR.  97034

Li Weijing
333 South State Street                                  0
PMB 111
Lake Oswego, OR.  97034

(1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of the registration statement upon the exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date of this registration statement have been exercised. Unless otherwise indicated, the Company believes that all persons named in the table have voting and investment power with respect to all shares of common stock beneficially owned by them.

Item 5.   Directors, Executive Officers, Promoters and Control Persons
The directors and executive officers of the Company, and significant employees of the Company are as follows:


Name                        Age          Position
-------------------------   ---   -----------------------
Jeffrey D. Wilson            44   Chairman and Chief
                                  Executive Officer

Li Weijing                   40   Director, Treasurer and
                                  Secretary

     The directors and officers of the Company will devote such time as they deem appropriate in the Company's business affairs. It is, however, expected that the officers will devote the time deemed necessary to perform their duties for the business of the Company.

     The directors of the Company are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified.

     The Company may invest the Company's funds and enter into one or more business ventures or arrangements, on the authority of the Board of Directors without submitting such proposals to the shareholders for their approval.

     Vacancies in the board of directors occurring between annual meetings of the Company's stockholders are to be filled for the un-expired portion of the term by a majority of the remaining directors. There is currently a vacancy on the Company's board of directors, which the Company anticipates will be filled shortly.

     Jeffrey D. Wilson:  Mr. Wilson was appointed Chairman and Chief Executive
     ------------------
Officer on April 20, 1999. Mr. Wilson has had substantial international transactions expertise in Asia, Europe, Latin America, Africa, and the U.S., having represented clients in a wide range of joint venture, corporate finance, public and private securities, regulatory, asset acquisition, licensing, franchising, technology, investment, merger and acquisition, leveraged buy-out, and other transactions, and has assisted clients in gaining access to foreign markets and in government lobbying activities. From 1992-1999, Mr. Wilson maintained a private international advisory practice for select clients and engaged in entrepreneurial ventures. From 1990-1992, he served as international legal advisory for GGS Co., Ltd., a Tokyo-based Japanese investment company (and including its Hong Kong, Australian, Canadian, and U.S. affiliates), having primary responsibility for its international projects. From 1982-1990, he engaged in the private practice of law. Mr. Wilson speaks Japanese fluently. Mr. Wilson received a B.A. from Brigham Young University in 1979 and a J.D. from the University of

Kansas in 1982, where he was also an associate editor of the Kansas Law Review and president of the International Law Society.

     Li Weijing:  Mr. Li has served as TSET's treasurer, secretary, and member
     -----------
of its board of directors since 1996, having responsibility for procuring international contracts and projects. From 1992-1995, Mr. Li served as vice president/division manager, business information service, for United Information Technology Corporation, Hualin International, and certain affiliates of Collins Co., Ltd., in which capacities he was responsible for software product and market development and business planning, led a 20-member team developing multilingual word processor and database systems, served as an editorial member for the industrial rating book, China Leading Companies, which was co-published
                                -----------------------
by China's statistics bureau, created industrial databases for business credit services, and acted as liaison with foreign partners on all start-up projects. From 1989-1991, Mr. Li was a systems analyst for the Center for European Economic Studies at Northeastern University in Boston, and worked on the design and implementation of database systems for labor market research. From 1986-1988, he worked as a research and teaching assistant in the Computer Science Department at the University of Massachusetts, developing CASE tools for software engineering projects and designing and code programming in C. Mr. Li received a B.S. from Changshi Institute of Technology in the Peoples' Republic of China in 1982, an M.S. from the University of Massachusetts in 1986, receiving a graduate research and teaching assistantship award, and an M.A. from Northeastern University in 1991, receiving a university assistantship award.
Mr. Li's educational accomplishments have emphasized electrical engineering, computer science, and economics. Mr. Li speaks both Mandarin and Cantonese fluently.

Item 6.     Executive compensation

     The following table sets forth the total remuneration to be paid to the executive officers of the Company. (For the period June 1, 1998 through May 31,
1999)


                                                                                     Long Term Compensation
                                                                                     ----------------------
                Annual Compensation                                                 Awards          Payouts
-----------------------------------------------------------------------------------------------------------
(a)                (b)           (c)             (d)          (e)            (f)           (g)        (h)         (I)

Name                                                           Other                    Securities                 All
and                                                            Annual    Restricted     Underlying                Other
Principal                                                      Compen       Stock        Options/      LTIP       Compen
Position            Year        Salary            Bonus       sation($)    Award($)      Sar(#)      Payouts($)  sation($)
President/CEO       1999       $150,000(1)     $ 30,000(2)       0            0            0(3)         0            0
Secretary           1999          0               0              0            0            0            0            0
Director            1999          0               0              0            0            0            0            0
Key Personnel:      1999          0               0              0            0            0            0            0

Total:                         $150,000        $ 30,000          0            0            0            0            0
----------------------------------------------------------------------------------------------------------------------
Directors as a
Group                          $150,000        $ 30,000          0            0            0            0            0
----------------------------------------------------------------------------------------------------------------------

(1) Mr. Wilson's salary was deferred for the period May-December 1999. Under the terms of his employment agreement, Mr. Wilson may elect to defer compensation and other benefits of employment; however, Mr. Wilson is entitled to receive interest on all such deferred amounts at the rate of 12% annually until paid in full.

(2) Payable on or before May 1, 2000. Under the terms of his employment agreement, Mr. Wilson may elect to defer compensation and other benefits of employment; however, Mr. Wilson is entitled to receive interest on all such deferred amounts at the rate of 12% annually until paid in full.

(3) Mr. Wilson's employment agreement contemplates the Company granting an option to acquire 100,000 shares of the Company's common stock annually as compensation for his service as chairman. As of the date of this Registration Statement, the Company has not adopted an option program mechanism for the implementation of this benefit, but intends to do so as soon as practicable. The Company presently offers no long-term compensation arrangements to its directors and officers.

Options/Sar Grants
------------------

     There are no outstanding options or stock appreciation rights granted to any executive officer or director at the time of this filing and there are no plans to grant such rights in the near future.

Aggregated Option/Sar Exercises and Fiscal Year End Option/Sar Value Table
--------------------------------------------------------------------------

     Not Applicable

Long Term Incentive Plans
-------------------------

     There are no long term incentive plans in currently in effect.

Compensation of Directors
-------------------------

     The Company's bylaws provide that, by resolution of the board of directors, each director may be paid their expenses of attendance at meetings of the board of directors; in addition, each director may be paid a stated salary as a director. As of the date of this Registration Statement, the Company has not implemented any salary, fee, or other form of compensation for its directors, but intends to do so as soon as practicable. The employment agreement of the Company's chairman and chief executive officer provides for an option to acquire 100,000 shares of the Company's common stock annually for service as the Company's chairman; however, the terms of such option have not yet been finalized. The Company has not yet established committees of the board of directors.

Employee Contracts and Termination of Employment and Change-in Control
----------------------------------------------------------------------
Arrangements
------------

     The employment agreement of the Company's chairman and chief executive officer, Jeffrey D. Wilson, provides, among other things, that upon any merger, sale, share exchange, consolidation, change of control, or other acquisition of the Company (a "Change of Control Transaction") (a) any shares of the Company's common stock through any directors' compensation, stock option, or other stock ownership plan shall immediately vest to Mr. Wilson's account, and (b) if the Change of Control Transaction results in the termination of his employment, Mr. Wilson shall be entitled to receive all then-current compensation and benefits of employment that he would have received for the full term of his employment but for such termination, the immediate vesting of shares in any stock option or other stock ownership plan, and the immediate vesting of all matching contributions made by the Company to any 401(k), savings, profit-sharing, or other similar arrangements. The provisions of clause (b) above also apply in the event of any termination of Mr. Wilson's employment for reasons other than certain "termination events" described in his employment agreement.

     The Company entered into an employment agreement with its CEO, (Mr. Wilson), in April 1999. The agreement provides for base compensation covering the first 12-month period following his acceptance of a salary amount of $12,500 per month, payable on or before the fifth business day of each month. Also, a salary bonus of $30,000 shall be paid in one lump sum before May 1, 2000. During the second 12-month period, he shall be paid a salary of $15,000 monthly, and during the third 12-month period, he shall be paid a salary of $20,000 monthly, all payable as stated above. Mr. Wilson has temporarily elected to defer his compensation payable to him. Pursuant to the agreement, TSET is obligated to pay him interest on any deferred amounts at the rate of 12% annually until paid in full.

     Mr. Wilson's assignee, The Pangaea Group, LLC, received a signing bonus of 100,000 "investment" shares of TSET's common stock, these shares were fully vested and non-forfeitable. In addition, The Pangaea Group, LLC, received 900,000 additional "investment" shares of TSET's common stock, which were distributed at the rate of 100,000 shares per month during the following 9-month period. The Company expensed the entire 1,000,000 share transaction in April, 1999 at a value of $300,000 or $.30 cents per share.

     Mr. Wilson's then-existing percentage share ownership of TSET shall not be subject to dilution during any period of his employment. Accordingly, TSET shall, from time to time, issue such additional shares as may be necessary to maintain his then-current percentage ownership interest. Mr. Wilson or his nominee may receive these shares in exchange for shares or interests in any entity owned or controlled by him. Such shares shall be subject to the terms noted on the certificates. In the event of any merger, sale, share exchange, consolidation, change of control or other acquistion of TSET, the shares described in this paragraph, as well as all shares in any such stock option or other stock ownership program, shall immediately and fully vest to his account. In addition to the immediately preceding sentence, if any Change of Control Transactions results in termination of his employment, the provisions described in the preceding paragraph relating to payment of his compensation and provisions of Benefits of Employment shall apply. The company is obligated to issue Mr. Wilson approximately 4% of the shares involved in any stock transaction which is affected after May 1, 1999 . Mr. Wilson is due approximately 4,000 shares as a result of the Company's acquisition of the Intelligent Utility Meter System on August 31, 1999. These shares have not yet been issued. A liability of $2,000 has been accrued to reflect this future stock issuance. Mr. Wilson shall receive an additional 100,000 shares of TSET's common stock annually, for his service on the company's board of directors. The initial issuance of 100,000 shares shall be due on or before May 1, 2000. The Company has not yet issued these shares or recorded the compensation due thereunder.


Item 7.   Certain Relationships and Related Transactions

     In 1999, the Company issued 1,000,000 shares to Pangaea Group LLC, an affiliate of the Jeff Wilson ( the CEO of the Company) in connection with a management contract, valued at $.30 per share.

Item 8.   Description of Securities

General

     As of December 31, 1999, the authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $.001 par vale, of which 25,096,330 shares are outstanding. The following description of the securities of the Company and certain provisions of the Company's Articles of Incorporation and By-Laws, each as amended, is a summary and is qualified in its entirety by the provisions of the Articles of Incorporation and By-Laws as currently in effect.

Common Stock

     Holders of the Company's common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. Accordingly, holders of a majority of the Company's shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election should they choose to do so. Neither the Company's Articles of Incorporation nor bylaws provide for cumulative voting for the election of directors. Holders of shares of the Company's common stock are entitled to receive their pro rata share of any dividends declared from time to time by the board of directors out of funds legally available therefor. Holders of shares of the Company's common stock have no preemptive, subscription, or redemption rights. All outstanding shares of the Company's common stock are fully paid and non-assessable.

Preferred Stock

     The Company's Articles of Incorporation authorizes 50,000,000 shares of preferred stock, no par value. No shares of preferred stock are issued and outstanding as of the date of this Registration Statement. The preferred shares have no voting rights, and other rights associated with the preferred shares have yet to be determined by the Company's board of directors. There are no present plans by the Company's board of directors to issue preferred shares or address the rights to be assigned thereto.


Transfer Agent

     The Company's transfer agent is Merit Transfer Company, P.O. Box 292, Salt Lake City, UT 84110.

Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

(A)  Market Price

The Company's Common Stock has been quoted on the NASD since (August 28, 1996) under the symbol "TSET". The following table set forth, the high and low bid prices for the Common stock for the quarters indicated.

                         High Bid   Low Bid
                         --------   -------
First Quarter 1998           0.44      0.13
Second Quarter 1998          1.00      0.09
Third Quarter 1998           0.56      0.19
Fourth Quarter 1999          1.81      0.16

First Quarter 1999           1.00      0.25
Second Quarter 1999          1.00      0.44
Third Quarter 1999           1.00      0.44
Fourth Quarter 1999          2.75      0.63


(B)  Holders

At the date of this Registration statement there were approximately 600 holders of Record of 25,096,330 shares of Common Stock, including holders who maintain their ownership in "street name".

(C)  Dividends

The Company anticipates that for the foreseeable future, earnings will be retained for the development of is business. Accordingly, the Company does no anticipate paying dividends on the Common Stock in the foreseeable future. The payment of future dividends will be at the sole discretion of the Company's Board of Directors and will depend upon among other of the Company and general business condition.

There are no restrictions on the payment of dividends contained in the Company's Articles of Incorporation, bylaws, or in any covenant or material contract to which the company is a party.


Item 2.   Legal Proceedings

     On January 13, 2000, the Company initiated legal proceedings against Foster & Price Ltd., an Isle of Man corporation (the "Defendant"). The litigation arose out of the Defendant's failure, among other things, to make an agreed cash investment in the Company as provided under a certain Term Sheet signed by the Company and the Defendant on May 28, 1999, and the Company's subsequent termination of the Term

Sheet. Prior to such termination, the Company had received numerous verbal assurances from the Defendant that the promised investment capital was forthcoming, which promises remained unfulfilled notwithstanding written notice from the Company that termination would occur if such investment capital was not provided by a deadline. The Defendant claimed entitlement to the immediate issuance of 10,000,000 certain shares of the Company's common stock, notwithstanding its non-performance of key obligations under the Term Sheet. Discussions between the Company and the Defendant failed to produce a mutually satisfactory resolution of the matter, whereupon the Company initiated the litigation to seek judicial declaration that the Term Sheet was validly terminated by the Company and is null and void, and that the Company and Defendant have no further contractual obligations between them. The Company believes that the Defendant's demands are without merit and intends to vigorously seek judicial declaration in its favor.


Item 3.   Changes in Disagreements with Accountants

     The Company's financial statements included with this Registration Statement were audited by Randy Simpson CPA, P.C., he was engaged on or about
October 1998.   There has been no change in or disagreement with the Company's accountants during the two most recent fiscal years or any later interim period.


Item 4.   Recent Sales of Unregistered Securities

     In April 1999, the Company issued 1,000,000 shares to The Pangaea Group LLC , an affiliate of the Jeff D. Wilson ( the CEO of the Company) in connection with a management contract, valued at $.30 per share.

     Consultants were issued 25,000 shares for services valued at $.40 per share and TSET, Inc. issued 100,000 shares for the patents and technology related to the Intelligent Utility Meter System ("Emu").


Item 5.   Indemnification of Directors and Officers

     The Company's bylaws provide for the indemnification of directors, officers and employees of the Company or of any corporation in which any such person serves as a director, officer, or employee at the request of the Company, to the fullest extent allowed by law, against expenses (including, without limitation, attorney's fees, judgments, awards, fines, penalties, and amounts paid in satisfaction of judgment or in settlement of any action, suit or proceeding) incurred by any such director, officer, or employee. The Company does not currently provide director and officer liability insurance, but intends to obtain such insurance in the near future. The Company will pay all premiums and other costs associated with such insurance.

     Under the terms of his employment agreement, the Company's chairman and chief executive officer, Jeffrey D. Wilson, is entitled to be indemnified, defended, and held harmless by the Company from and against any and all costs, losses, damages, penalties, fines, or expenses (including, without limitation, reasonable attorneys' fees, court costs, and associated expenses) suffered, imposed upon, or incurred by him in any manner in connection with his service to the Company in such capacities.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act"), may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

                                    Part F/S

                                   TSET, INC.

                     (Formerly Technology Selection, Inc.)

                              FINANCIAL STATEMENTS

                        Years ended June 30, 1999 & 1998
                                      and
                       Six months ended December 31, 1999

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----

Independent Accountants' Report...........................................   3

Financial Statements:
  Balance Sheet...........................................................   4
  Statement of Operations.................................................   5
  Statement of Changes in Stockholders' Equity............................   6
  Statement of Cash Flows.................................................   7
  Notes to Financial Statements........................................... 8-9

                          Randy Simpson C.P.A., P.C.
                           11775 South Nicklaus Road
                               Sandy, Utah 84092
                           Fax & Phone (801) 572-3009

Board of Directors and Stockholders of TSET, Inc.
(Target Strategic Enhancement Technologies, Inc.)
(Formerly Technology Selection, Inc.)
Lake Oswego, Oregon

Independent Auditors' Report
----------------------------

We have audited the balance sheets of TSET, Inc. (formerly Technology Selection, Inc.), as of December 31, 1999, and June 30, 1999 and the related statements of operations, changes in stockholders' equity and cash flows for two years ending June 30, 1999 and 1998 and the six months ended December 31, 1999. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of TSET, Inc. (formerly Technology Selection, Inc.) as of December 31, 1999, and June 30, 1999 and the results of its operations and its cash flows for two years ending June 30, 1999 and 1998 the and six months ended December 31, 1999 in conformity with generally accepted accounting principles.


Randy Simpson  C.P.A., P.C.
A Professional Corporation

March 17, 2000
Salt Lake City, Utah

                                  TSET, INC.
                     (Formerly Technology Selection, Inc.)

                                 Balance Sheet
                                    Assets


                                                                                         December 31,            June 30,
                                                                                            1999                  1999
                                                                                    ---------------------  -------------------
Current Assets
       Cash                                                                          $               557   $              536
Total Current Assets                                                                                 557                  536

Other Assets:
       Organization Costs--                                                                       5,688                5,688
         Accumulated amortization                                                                (4,188)              (3,188)
                                                                                    ---------------------  -------------------
          Net unamortized organizational costs                                                    1,500                2,500

Patents and related technology                                                                   50,000                    -

                                                                                    ---------------------  -------------------
Total Assets                                                                         $            52,057   $            3,036
                                                                                    =====================  ===================
                      Liabilities and Shareholders' Deficit
Current Liabilities:
Accrued compensation                                                                 $           126,200   $           30,150
Advances by stockholders                                                                          27,800               27,650
Advances by Computerized Thermal Imaging Inc.                                                     22,383               22,042
                                                                                    -----------------------------------------
Total Current Liabilities                                                                        176,383               79,842

Stockholders' Deficit:
     Preferred stock, authorized 50,000,000 shares
         no preferred shares outstanding                                                              -                   -
     Common stock, authorized 50,000,000 shares
       of $.001 par value  24,996,330 outstanding at
      June 30, 1999 and  25,096,330 at December 31, 1999                                         25,096               24,996
       Paid in Capital                                                                          390,618              340,718
       Accumulated  Deficit                                                                    (540,040)            (442,520)
                                                                                    ------------------------------------------
Total Stockholders' Deficit                                                                    (124,326)             (76,806)
                                                                                    ------------------------------------------
Total Liabilities and Stockholders' Equity                                           $            52,057   $            3,036
                                                                                    ==========================================

                 See accompanying notes to financial statements.

                                  TSET, INC.
                     (Formerly Technology Selection, Inc.)

                            STATEMENT OF OPERATIONS

                                     Six Months Ended          Year Ended          Year Ended
                                    December 31, 1999        June 30, 1999        June 30, 1998
                                   ------------------        -------------        -------------
Income:
     Interest                        $      21               $      272             $     146

Operating Expense:
     Office and general expenses         1,491                    8,796                12,978
     Accrued compensation-CEO           96,050                   33,150                 5,000
     Management agreement-CEO               --                  310,000                     -
                                    ---------------------------------------------------------
Total Operating Expense                 97,541                  351,946                17,978

     Net Loss                         $(97,520)               $(351,674)             $(17,832)
                                   ==========================================================

                                   ----------------------------------------------------------

                                   ----------------------------------------------------------

     Net Loss per Common Share      $ (0.004)                 $  (0.014)             $ (0.001)
                                   =========                  =========              ========


                See accompanying notes to financial statements.

                                  TSET, INC.
                     (Formerly Technology Selection, Inc.)

                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                      For Two Years and Six Months Ended
                               December 31, 1999

                                                                                       Common             Paid -in
                                                                     Shares             Stock             Capital
                                                                  --------------   ----------------   ---------------
Balance at June 30, 1997                                             23,971,330           $ 23,971          $  31,743

  Net Loss for the Year Ended June 30, 1998                                   -                  -                  -
                                                                  --------------   ----------------   ---------------
Balance at June 30, 1998                                             23,971,330             23,971             31,743

Common stock isssed at $.30 per share to Pangaea
 Group, LLC , per CEO management agreement                            1,000,000              1,000            299,000

Common stock isssed at $.40 per share to consultant                      25,000                 25              9,975

  Net Loss for the Year Ended June 30, 1999                                   -                  -                  -
                                                                  --------------   ----------------   ---------------
Balance at June 30, 1999                                             23,996,330             24,996            340,718

Common stock isssed at $.50 per share to acquire the
  patent and technology of the                                          100,000                100             49,900

  Net Loss for the Six Months Ended December 31, 1999                         -                  -
                                                                  --------------   ----------------   ---------------
Balance at December 31, 1999                                         24,096,330           $ 25,096         $  390,618
                                                                  ==============   ================   ===============


                                                                   Accumulated           Total stockholders'
                                                                     Deficit                   Deficit
                                                                 ---------------         ------------------
Balance at June 30, 1997                                            $  (73,015)          $      (17,301)

  Net Loss for the Year Ended June 30, 1998                            (17,832)                 (17,832)
                                                                 ---------------         ----------------
Balance at June 30, 1998                                               (90,847)                 (35,133)

Common stock isssed at $.30 per share to Pangaea
 Group, LLC , per CEO management agreement                                    -                  300,000

Common stock isssed at $.40 per share to consultant                           -                   10,000

  Net Loss for the Year Ended June 30, 1999                           (351,673)                (351,673)
                                                                 ---------------         ----------------
Balance at June 30, 1999                                              (442,520)                 (76,806)

Common stock isssed at $.50 per share to acquire the
  patent and technology of the                                                                    50,000

 Net Loss for the Six Months Ended December 31, 1999                   (97,520)                 (97,520)
                                                                 ---------------         ----------------
Balance at December 31, 1999                                        $ (540,040)          $     (124,326)
                                                                 ===============         ================

                See accompanying notes to financial statements.

                                  TSET, INC.
                     (Formerly Technology Selection, Inc.)

                            Statement of Cash Flows


                                                                     Six Months                  Year                    Year
                                                                        Ended                    Ended                   Ended
                                                                  December 31, 1999         June 30, 1999            June 30, 1998
                                                             -------------------------- -----------------------  -------------------
Cash Flows from Operating Activities
      Net loss                                                $      (97,520)               $  (351,674)             $  (17,832)
      Amortization                                                     1,000                      1,000                   1,000
      Common stock issued for compensation                                 -                    310,000                       -
                                                             -------------------------- -----------------------  -------------------
           Cash Flows Used in Operating Activities                   (96,520)                   (40,674)                (16,832)

Changes in operating assets and liabilities:
Increase in accrued compensation                                      96,050                     30,150                       -
                                                             -------------------------- -----------------------  -------------------
                      Net cash used by operations                       (470)                   (10,524)                (16,832)

Cash Flows from Financing Activities
    Advances from stockholders                                           150                      4,200                   8,000
    Advances from Computerized Thermal Imaging Inc. (CTI )               341                      3,097                  11,619
                                                             -------------------------- -----------------------  -------------------
           Net cash provided by financing activities                     491                      7,297                  19,619
                                                                           -                          -                       -
                                                             -------------------------- -----------------------  -------------------
Net increase (decrease) in cash                                           21                     (3,227)                  2,787
Cash at Beginning of Period                                              536                      3,763                     976
                                                             -------------------------- -----------------------  -------------------
Cash at End of Period                                           $        557                   $    536              $    3,763
                                                             ========================== =======================  ===================

Supplemental Non-cash financing activities:

On August 31, 1999 issued 100,000 shares of Common Stock to acquire the
patents and technology to the Intelligent Utility Meter System at $.50 per share                                      $  50,000
                                                                                                                  ==================

                See accompanying notes to financial statements.

                                   TSET, INC.
                     (Formerly Technology Selection, Inc.)

                         NOTES TO FINANCIAL STATEMENTS

1.   ACCOUNTING POLICIES
     -------------------
     a.  Organization
            TSET, Inc., "the Company", (formerly Technology Selection, Inc.), is a Nevada Corporation organized on September 17, 1980, as Penguin Petroleum, Inc., in the state of Utah. Stockholders approved a name change on October 6, 1982, to Petroleum Corporation of America, Inc. On December 29, 1996, the stockholders approved a reorganization whereby they exchanged their stock on a one for one basis with Technology Selection, Inc., a Nevada Corporation. Organizational costs of $5,000 related to this transaction are being amortized over 5 years. The Company has never achieved operating revenues.

     b.  Income Taxes
            The Company has sustained losses since inception and has net operating losses since inception and has net operating losses of approximately $150,000 to offset income, should the Company become profitable.

     c.  Computation of Net Loss Per Share

            The company has experienced losses from inception, therefore the company has presented only primary loss per share calculations as any stock options or other dilutive stock instruments would only reduce the calculation of loss per share.


2.   COMMON STOCK TRANSACTIONS
     -------------------------
     An initial offering of 1,000,000 shares of common stock was made to the organizers of the corporation at $0.000125 per share on October 21, 1980.

     On November 12, 1980, a public offering of 2,500,000 shares of common stock was completed at $0.01 per share. Total proceeds were $25,000. Total shares issued and outstanding on December 31, 1980 were 3,500,000.

     On December 31, 1983, 3,855,000 shares of common stock were issued for services and expenses provided to the Company. Proceeds equaled $.002 per share. Total shares issued and outstanding at December 31, 1983 were 7,355,000.

     On December 31, 1991, 4,223,200 shares of common stock were issued for services and expenses provided to the Company. Proceeds equaled $.002 per share. Total shares issued and outstanding at December 31, 1991 were 11,579,200.

     In 1992 and 1993, 9,132,130 shares of common stock were issued for services and expenses provided to the Company through December 31, 1993. Proceeds equaled $.001 per share. Total shares issued and outstanding at December 31, 1993 were 20,711,330.

     In 1994 and 1995, 3,260,000 shares of common stock were issued for services and expenses provided to the Company through December 31, 1995. Proceeds equaled $.001 per share. Total shares issued and outstanding at December 31, 1995 were 23,971,330.

     In 1999, the Company issued 1,000,000 shares to Pangaea Group LLC , an affiliate of the Jeff Wilson ( the CEO of the Company) in connection with a management contract, valued at $ .30 per share. Consultants were issued 25,000 shares for services valued at $.40 per share and TSET, Inc. issued 100,000 shares for the patents and technology related to the Intelligent Utility Meter System.

3.   EXECUTIVE COMPENSATION
     ----------------------
     The Company entered into an employment agreement with its CEO, (Mr. Wilson), in April 1999. The agreement provides for base compensation covering the first 12-month period following his acceptance of a salary amount of $12,500 per month, payable on or before the fifth business day of each month. Also, a salary bonus of $30,000 shall be paid in one lump sum before May 1, 2000. During the second 12-month period, he shall be paid a salary of $15,000 monthly, and during the third 12-month period, he shall be paid a salary of $20,000 monthly, all payable as stated above. Mr. Wilson has elected to defer his compensation payable to him. Pursuant to the agreement, TSET is obligated to pay him interest on any deferred amounts at the rate of 12% annually until paid in full.

     Mr. Wilson's assignee, the Pangaea Group, LLC, received a signing bonus of 100,000 "investment" shares of TSET's common stock, these shares were fully vested and non-forfeitable. In addition, the Pangaea Group, LLC, received 900,000 additional "investment" shares of TSET's common stock, which were distributed at the rate of 100,000 shares per month during the following 9-month period. The Company expensed the entire 1,000,000 share transaction in April, 1999 at a value of $300,000 or $.30 cents per share.

     Mr. Wilson's then-existing percentage share ownership of TSET shall not be subject to dilution during any period of his employment. Accordingly, TSET shall, from time to time, issue such additional shares as may be necessary to maintain his then-current percentage ownership interest. Mr. Wilson or his nominee may receive these shares in exchange for shares or interests in any entity owned or controlled by him. Such shares shall be subject to the terms noted on the certificates. In the event of any merger, sale, share exchange, consolidation, change of control or other acquistion of TSET, the shares described in this paragraph, as well as all shares in any such stock option or other stock ownership program, shall immediately and fully vest to his account. In addition to the immediately preceding sentence, if any Change of Control Transactions results in termination of his employment, the provisions described in the preceding paragraph relating to payment of his compensation and provisions of Benefits of

     Employment shall apply. The company is obligated to issue Mr. Wilson approximately 3.98% of the shares involved in any stock transaction which is affected after May 1, 1999 . Mr. Wilson is due approximately 4,000 shares as a result of the Company's acquisition of the Intelligent Utility Meter System on August 31, 1999. These shares have not yet been issued. A liability of $2,000 has been accrued to reflect this future stock issuance.

     Mr. Wilson shall receive an additional 100,000 shares of TSET's common stock annually, for his service on the company's board of directors. The initial issuance of 100,000 shares shall be due on or before May 1, 2000. The Company has not yet issued these shares or recorded the compensation due thereunder.

     4.   INTELLIGENT UTILITY METER SYSTEM
          --------------------------------

     The Company held a special meeting of the Board of Directors of TSET on August 31, 1999, at which time they acquired, in exchange for 100,000 shares of the Company's common stock, patent and intellectual property rights relating to a technology and device known as the "Intelligent
     Utility Meter System".  The transaction has been valued at    $.50 per
     share or $50,000. The patents and related technology value of $50,000 have been capitalized and are reflected as other assets in the accompanying balance sheet. The Company acquired this device from M&M Associates. The Company issued 100,000 shares to the twelve participants in M&M Associates in consideration for the patents and all other rights of the "Intelligent Utility Meter System".

          The actual device, to be further developed and refined, will be known as the "Electricity Management Unit" (the "EMU"). M&M Associates will receive a 10% royalty on the net profits realized by the Company upon sales of the EMU in California and Nevada, and a 1% royalty on the net profits of EMU sales globally.


     5.  SUBSEQUENT EVENTS
         -----------------
         a.  Atomic Soccer USA, Ltd.

         Atomic Soccer USA, Ltd. is a Madison, Wisconsin-based Company who makes and distributes soccer, basketball, volleyball, lacrosse, and hockey uniforms. TSET, Inc. has signed final documentation in the acquisition of Atomic Soccer USA Ltd, but has not yet issued the 1,000,000 shares of TSET's common stock committed in the exchange. Atomic Soccer's executive management team will remain in place with a TSET representative, serving as chairman of Atomic Soccer's board. TSET will also assist in providing further working capital for Atomic Soccer to develop and expand U.S. market for its sports apparel and recognition of its brand names.

         b.  "ELECTRON WIND GENERATOR"

             High Voltage Integrated, LLC ("HVI") is the Redmond Washington-based research and development company responsible for the patent-pending technology known as the "Electron Wind Generator". The Electron Wind Generator is an air movement and purification device. Testing, performed by the Department of Energy has shown the device safely and efficiently removes particulate material and even pathogens silently and effectively. This highly versatile technology has multiple uses, and can be embodied in a silent, wholly scalable, non-vibrating, energy-efficient device with no moving parts. This technology is easily adaptable to existing infrastructure, hardware, and HVAC and other ducting, and is capable of deployment in a wide range of applications. The parties have defined core areas in which to concentrate their initial focus, consisting primarily of medical equipment, automotive, hotel, home, hospital/clinic and certain other applications.

             TSET, Inc. has entered into a letter of intent with HVI, calling for the formation of a new entity, "Electron Wind Technologies, Inc." ("EWT"). EWT will be the operating entity for further development, licensing, and deployment of the electron wind generator technology. TSET will acquire 100% of EWT's shares in exchange for 2,000,000 shares of TSET's common stock , and will be represented on EWT's board of directors. HVI's current management team will assume day-to-day operational control over EWT.

             HVI and its principals will transfer to EWT all patent and other intellectual property rights relating to the electron wind generator technology (including rights covering all improvements and derivatives). TSET will also provide initial working capital for EWT and business development activities in global markets.

              PART III

Item 1.       Index to Exhibits

Exhibit
Number              Description
------              -----------
2.1                 Articles of Incorporation of the Company filed May 21, 1996.

2.2                 Articles of Merger of the Company filed June 19, 1996

2.3 Amendments To the Articles of Incorporation of the Company Filed November, 19, 1998

6.1                 High Voltage Integrated, LLC Acquisition Agreement

6.2                 Atomic Power Stock Purchase Agreement

6.3                 Electricity Management Units Acquisition

*   Previously Filed

Signatures

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:  TSET, Inc,

Signature                             Title                           Date
----------------                      -----------                     ----
By:  /s/ Jeffrey D. Wilson       Chief Executive Officer,           March 31, 2000
     ---------------------       Director - Chairman
     Jeffrey D. Wilson



By:  /s/ Li Weijing              Director                           March 31, 2000
     --------------
     Li Weijing


              PART III

Item 1.       Index to Exhibits

Exhibit
Number              Description
------              -----------
2.1                 Articles of Incorporation of the Company filed May 21, 1996.

2.2                 Articles of Merger of the Company filed June 19, 1996

2.3 Amendments To the Articles of Incorporation of the Company Filed November, 19, 1998

6.1                 High Voltage Integrated, LLC Acquisition Agreement

6.2                 Atomic Power Stock Purchase Agreement

6.3                 Electricity Management Units Acquisition

*   Previously Filed